# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corp, CIK 0001560385
CUSIP: 531229763
Title of class of securities: Series B Liberty Formula One Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720)-875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,289,366; shared voting power 27,171; sole dispositive power 2,289,366; shared dispositive power 27,171; aggregate amount beneficially owned 2,316,537 (97.3% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (A) Includes 118,965 shares of Liberty Media Corporation's (the "Issuer") Series B Liberty Formula One common stock, par value $0.01 per share (the "Series B Liberty Formula One Common Stock"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (B) Includes 2,170,401 shares of Series B Liberty Formula One Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  (C) The Exchange Agreement (as defined and described in Item 6 of Amendment No. 4 (as defined below)) contains certain provisions relating to the transfer of the Series B Liberty Formula One Common Stock beneficially owned by Mr. Malone.
  
  Note to Rows 8 and 11:
  
  Includes 27,171 shares of Series B Liberty Formula One Common Stock held by two trusts (the "Trusts"), one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone's adult children, and of which the beneficiaries are Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.
  
  Note to Row 13:
  
  Calculated based upon the 2,381,300 shares of Series B Liberty Formula One Common Stock estimated to be outstanding based on the 2,428,597 shares of Series B Liberty Formula One Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and giving effect to the reduction in the number of shares outstanding resulting from the 47,297 shares of Series B Formula One Common Stock exchanged by Mr. Malone. See Item 5. Each share of Series B Liberty Formula One Common Stock is entitled to 10 votes. After giving effect to all of the voting equity securities of the Issuer owned by Mr. Malone, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.0% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Series B Liberty Formula One Common Stock, par value $0.01 per share
Name of issuer: Liberty Media Corp
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on January 22, 2013 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 ("Amendment No. 4"), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 ("Amendment No. 5"), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 ("Amendment No. 6"), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 ("Amendment No. 7"), Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 ("Amendment No. 8") and Amendment No. 9 filed with the SEC by Mr. Malone with the SEC on September 11, 2024 ("Amendment No. 9" and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Schedule 13D"), and relates to the Series B Liberty Formula One common stock, par value $0.01 per share (the "Series B Liberty Formula One Common Stock") of Liberty Media Corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Series B Liberty Formula One Common Stock described herein for investment purposes.

As previously disclosed, in the Exchange Agreement, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Issuer would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances). In particular, pursuant to the Exchange Agreement, in connection with any event that would result in a reduction in the outstanding votes of any of the Issuer's tracking stock groups (each, a "Group") or an increase of Mr. Malone's beneficially-owned voting power in any Group (other than a Voting Power Exchange (as defined in the Exchange Agreement)) (an "Accretive Event"), in each case, such that Mr. Malone's voting power with respect to such Group would exceed the Target Voting Power plus 0.5%, Mr. Malone is required to exchange with the Issuer shares of Series B common stock of such Group for an equal number of shares of Series C common stock of the same Group so as to maintain Mr. Malone's voting power with respect to such Group as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement (the "Reverse Exchange").

The Issuer has requested Mr. Malone to consummate, and Mr. Malone has agreed to consummate, a Reverse Exchange such that, immediately following such Reverse Exchange, Mr. Malone's outstanding voting power of the Issuer's Liberty Formula One common stock will be reduced to be as close as possible to being equal to, but without being greater than, 49.0%. Pursuant to the foregoing and in light of the fact that there have been, and may in the future be, certain holders converting their respective shares of the Issuer's Series B Liberty Formula One Common Stock into shares of the Issuer's Series A Liberty Formula One common stock, par value $0.01 per share, that would be expected to result in the occurrence of an Accretive Event, on December 8, 2025, Mr. Malone transferred to the Issuer an aggregate of 47,297 shares of Series B Formula One Common Stock and in exchange, the Issuer issued to Mr. Malone an equivalent number of shares of the Issuer's Series C Liberty Formula One common stock, par value $0.01 per share (the "Series C Liberty Formula One Common Stock"). In connection with the foregoing Reverse Exchange, each of the Issuer and Mr. Malone waived all of their respective rights under the Exchange Agreement to rescind such Reverse Exchange.

Other than as described herein, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns 2,316,537 shares of Series B Liberty Formula One Common Stock (including (A) 118,965 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,170,401 shares held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, and (C) 27,171 shares held by two trusts (the "Trusts") over which Mr. Malone has a right of substitution, one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone's adult children, and beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 97.3% of the outstanding shares of Series B Liberty Formula One Common Stock.

The foregoing percentage interests are calculated based upon the 2,381,300 shares of Series B Liberty Formula One Common Stock estimated to be outstanding based on the 2,428,597 shares of Series B Liberty Formula One Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and giving effect to the reduction in the amount outstanding resulting from the 47,297 shares of Series B Formula One Common Stock exchanged by Mr. Malone. Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.0% of the voting power with respect to a general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Malone and, to his knowledge, the LM Revocable Trust and the JM Revocable Trust each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series B Liberty Formula One Common Stock, subject to the terms of the Exchange Agreement (defined and described in Item 6 of Amendment No. 4). The Trusts hold 27,171 shares of Series B Liberty Formula One Common Stock as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Liberty Formula One Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.
Transactions in the class effected during the past sixty days: As described in Item 4 hereof, on December 8, 2025, pursuant to the Exchange Agreement, Mr. Malone exchanged with the Issuer 47,297 shares of Series B Formula One Common Stock for an equivalent number of shares of the Series C Liberty Formula One Common Stock. Other than as described herein, Mr. Malone has not effected any transactions in the Series B Liberty Formula One Common Stock during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 4 of this Amendment relating to the Reverse Exchange is incorporated by reference herein. Following the Reverse Exchange on December 8, 2025, pursuant to the Exchange Agreement, there are 47,297 Available Series B Shares (as defined in the Exchange Agreement) in the Formula One Group.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (12/10/2025)